VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Mail Stop 7010
Washington, D.C. 20549

Re:	Aurora Gold Corporation
Request to Withdraw Registration Statement on Form S-1
File No. 333-147341

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and your letter dated January 5, 2009, Aurora Gold Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-147341), together with all exhibits and amendments thereto (the “Registration Statement”).

The Registration Statement relates to the resale by certain of our stockholders named therein (the “Selling Stockholders”) of up to 10,750,000 shares of our common stock. The Registration Statement has not been declared effective by the Commission and no securities were sold or will be sold under the Registration Statement by the Selling Stockholders.

The Registrant requests such withdrawal because it (i) has determined that the Selling Stockholders, who are all non affiliates whose holding period in regards to the Common Stock to be registered is in excess of one year, may resell under Rule 144, promulgated under the Securities Act if they wish and thus registration under the Securities Act is not required and (ii) believes that in order to have the Registration Statement declared effective in the near future it would need to make several changes that would be too costly to the Registrant and would not serve the best interests of its stockholders. Accordingly the Registrant has elected to withdraw in lieu of amending the Registration Statement.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted on the date that it is filed with the Commission unless, within fifteen (15) days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Please send copies of the written order granting withdrawal of the Registration Statement to Joseph Sierchio, Sierchio & Company, LLP, 110 East 59th Street, 29th Floor, New York, NY 10022, facsimile number (212) 486-0208.

Thank you for your assistance with this application for withdrawal. If you have any questions or require any further information, please contact Joseph Sierchio at (212) 246-3030.

Very truly yours,
Aurora Gold Corporation

By: /s/Lars Pearl
Name: Lars Pearl
Title: President and Chief Executive Officer

cc: Joseph Sierchio, Sierchio & Company, LLP